Exhibit (a)(1)(I)

EMAIL REGARDING FINAL EXCHANGE RATIOS

Subject: Final Exchange Ratios for Offer to Exchange Eligible Options for New Restricted Stock Units

To: Eligible Holders

Date: [November 9], 2018

We are sending this e-mail to you to notify you of the final exchange ratios to be used in the Offer to Exchange Eligible Options for New Restricted Stock Units dated October 15, 2018 (the “Exchange Offer”). Below is a table that you can use to calculate the number of New RSUs that you will receive if you validly exchange Eligible Options in the Exchange Offer.

Final Exchange Ratios: Based on a per share stock price of $[•], which was the closing price of our common stock on November 9, 2018 and a 20-Day VWAP of $[•], ending as of November 9, 2018, the final exchange ratios applicable to Eligible Options are as follows:

Eligible Option Exercise Price per Share	Exchange Ratio for New RSUs(1)

(1)	If application of the applicable exchange ratio results in a New RSU for a fractional share, the number of New RSUs will be rounded to the nearest whole share.

Illustrative Example: To determine the number of New RSUs you will receive for each Eligible Option, multiply the number of shares subject to the Eligible Option by the applicable exchange ratio, and round to the nearest whole share. For example, if you tender for exchange an Eligible Option to purchase [•] shares that has an exercise price per share of $[•], the exchange ratio is [•] and accordingly you would receive [•] New RSUs.

The New RSUs will be subject to all of the terms set forth in the Exchange Offer.

This notice does not constitute the Offer to Exchange. The full terms of the offer are described in the Exchange Offer and the related Election Form, and other applicable communications previously made by the Company to you. The terms of the Exchange Offer are available at [                    ]. Questions about the offer or requests for assistance should be made by emailing TenderOfer@regulusrx.com or calling Daniel Chevallard at (858) 202 – 6376.